Exhibit 8.1

LIST OF SUBSIDIARIES

Australia	Mission NewEnergy Limited Head Office Unit B2, 431 Roberts Rd, Subiaco, Western Australia, 6008, Australia.

Malaysia	Mission Biofuels Sdn Bhd Unit 621, Block A, Kelana centre point, No. 3, Jalan ss7/ 19, Kelanajaya, 47301 Petaling Jaya, Selangor	Mission Biotechnologies Sdn Bhd Unit 621, Block A, Kelana centre point, No. 3, Jalan ss7/ 19, Kelanajaya, 47301 Petaling Jaya, Selangor

Enviro Mission Sdn Bhd Unit 621, Block A, Kelana centre point, No. 3, Jalan ss7/ 19, Kelanajaya, 47301 Petaling Jaya, Selangor

Mauritius	Mission Agro Energy Limited 9th Floor Ebene Tower 52 Cybercity Ebene Republic of Mauritius

India	Mission Biofuels (India) Pvt Limited Shops nos. 1,2 and 3 Sun heights, Ground floor Gandhingar bridge Adishankaracharyya Marg Powai, Mumbai Maharashtra India, 400 076	Mission Agro Diesel (India) Pvt Limited 608 Powai Plaza, Hiranandani Business Park Powai, Mumbai - 400076, India